

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Via E-mail
Stuart B. Burgdoerfer
Chief Financial Officer
Limited Brands, Inc.
Three Limited Parkway
P.O. Box 16000
Columbus, Ohio 43216

> **Re:** **Limited Brands, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 23, 2012**
> **File No. 001-08344**

Dear Mr. Burgdoerfer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations – 2011 Compared to 2010, page 27

1. We note the growth and magnitude (exceeding 15% of net sales) of your direct channel. Please provide us with and confirm that you will include in future filings the comparable store sales change for each period presented excluding your e-commerce sales. To help investors gain a more thorough understanding of your sales, trends in profitability, and potential variability, please provide a more robust discussion of your e-commerce sales and impact on gross profit for each period presented.

Liquidity and Capital Resources, page 40

2.   We note the amount of dividends paid during the past two fiscal years almost equaled or
        exceeded your cash flow from operations. We also note in 2012 you increased your
        regular dividend by 25% to $1 per share and continued the special dividends and your
        share repurchase programs. Please provide us with, and confirm that in future Exchange
        Act filings you will provide, a discussion on sources of cash flow for dividends and share
        repurchases. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release
        33-8350.

Item 8. Financial Statements and Supplementary Data, page 64

Notes to Consolidated Financial Statements, page 72

Note 8. Goodwill, Trade Names and Other Intangible Assets, Net, page 80

3.   We note that in the fourth quarter of 2011 you performed your annual impairment testing
        and recorded goodwill impairment of $119 million related to La Senza. We also note that
        you previously aggregated La Senza and included it within your Victoria Secret segment.
        Please expand your disclosure in future filings to clearly identify your reporting units for
        purposes of goodwill impairment testing and explain to us how you determined the
        reporting units identified.

Item 9A. Controls and Procedures, page 108

4.   We note your disclosure on the evaluation of disclosure controls and procedure
        ("DC&P") and conclusion that DC&P are "adequate and effective" in your annual and
        quarterly reports. Please explain to us, and revise future filings to disclose, that your
        DC&P are "effective or ineffective" as of the end of the respective quarter without using
        any qualifying or alternative language.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

        •   The company is responsible for the adequacy and accuracy of the disclosure in the
            filing;

Stuart B. Burgdoerfer
Limited Brands, Inc.
January 10, 2013
Page 3

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining